FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of October 2012

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial and Business Systems
Administration Group

Date: October 31, 2012

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Consolidated Financial Results of Kyocera Corporation and its Subsidiaries for the Six Months Ended September 30, 2012

2.	Revision of Consolidated Financial Forecasts for the Year Ending March 31, 2013

Consolidated Financial Results of Kyocera Corporation and its Subsidiaries

for the Six Months Ended September 30, 2012

The consolidated financial information is prepared in accordance with accounting principles generally accepted in the United States of America.

1. Consolidated Financial Results for the Six Months Ended September 30, 2012

(1) Consolidated results of operations				(% of change from previous period)
	Net sales		Profit from operations		Income before income taxes		Net income attributable to shareholders of Kyocera Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
Six Months ended September 30, 2012	608,431	0.7	25,891	(61.8)	35,732	(52.7)	25,371	(45.8)
Six Months ended September 30, 2011	604,268	(5.2)	67,763	(17.1)	75,565	(15.6)	46,768	(24.5)

(Note) Comprehensive income:

27,114 million yen for the six months ended September 30, 2012, 17.0% of change from previous year

23,174 million yen for the six months ended September 30, 2011

	Net income attributable to shareholders of Kyocera Corporation per share -Basic	Net income attributable to shareholders of Kyocera Corporation per share -Diluted
	Yen	Yen
Six Months ended September 30, 2012	138.31	138.31
Six Months ended September 30, 2011	254.93	254.93

(2) Consolidated financial condition

	Total assets	Total equity	Kyocera Corporation shareholders’ equity	Kyocera Corporation shareholders’ equity to total assets
	Million yen	Million yen	Million yen	%
September 30, 2012	2,034,859	1,548,862	1,489,827	73.2
March 31, 2012	1,994,103	1,534,241	1,469,505	73.7

2. Dividends

	Dividends per share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Annual
	Yen	Yen	Yen	Yen	Yen
Year ended March 31, 2012	—	60.00	—	60.00	120.00
Year ending March 31, 2013	—	60.00	—	60.00	120.00

(Note)

Year-end dividend per share for the year ending March 31, 2013 is the forecast at date of disclosure of this report.

3. Consolidated Financial Forecasts for the Year Ending March 31, 2013

(% of change from previous year)

	Net sales		Profit from operations		Income before income taxes		Net income attributable to shareholders of Kyocera Corporation		Net income attributable to shareholders of Kyocera Corporation per share
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Year ending March 31, 2013	1,320,000	10.8	100,000	2.4	115,000	0.1	75,000	(5.5)	408.85

Forecast of earnings per share attributable to shareholders of Kyocera Corporation is computed based on the diluted average number of shares outstanding during the six months ended September 30, 2012.

(Notes)

(1) Increase or decrease in significant subsidiaries during the six months ended September 30, 2012: None.

(2) Adoption of concise quarterly accounting method or procedure: None.

(3) Changes in accounting policies:

(i) Changes due to adoption of new accounting standards: Please refer to the accompanying “2. OTHER INFORMATION” on page 12.

(ii) Changes due to other than adoption of new accounting standards: None.

(4) Number of shares (common stock):

(i) Number of shares issued:

191,309,290 shares at September 30, 2012	191,309,290 shares at March 31, 2012

(ii) Number of treasury stock:

7,867,238 shares at September 30, 2012	7,865,370 shares at March 31, 2012

(iii) Average number of shares outstanding:

183,442,930 shares for the six months ended September 30, 2012	183,456,999 shares for the six months ended September 30, 2011

Presentation of Situation of Review Procedure

The consolidated financial information included in this report is out of scope of review procedure under the Financial Instruments and Exchange Law of Japan. Review procedure under the Financial Instruments and Exchange Law of Japan has not been completed at the date of disclosure of this report.

Instruction for Forecasts and Other Notes

Cautionary Statement for Forecasts:

With regard to forecasts set forth above, please refer to the accompanying “Forward-Looking Statements” on page 11.

Accompanying Information

1. BUSINESS RESULTS, FINANCIAL CONDITION AND PROSPECTS

(1) Business Results for the Six Months Ended September 30, 2012

Economic Situation and Business Environment

During the six months ended September 30, 2012 (“the first half”), although the Japanese economy expanded due primarily to growth in personal consumption and an increase in public investment aimed at driving recovery following the Great East Japan Earthquake, sluggish growth in exports caused by a slowdown in overseas economies heightened future economic uncertainty. The U.S. economy expanded moderately on the back of steady housing investment and personal consumption, while the European economy is in a recessionary phase caused by a prolonged financial crisis. Despite tones of expansion, the Chinese economy continued to register a decelerating growth trend due mainly to weakening exports.

The digital consumer equipment market, which is the principal market for Kyocera Corporation and its consolidated subsidiaries (“Kyocera Group” or “Kyocera”), was slow overall, due primarily to a decline in the production volume of conventional mobile phone handsets, PCs, and flat-screen TVs compared with the six months ended September 30, 2011 (“the previous first half”).

Consolidated Financial Results

Average exchange rates for the first half were ¥79 to the U.S. dollar, marking appreciation of ¥1 (approximately 1%) from ¥80 in the previous first half, and ¥101 to the Euro, marking appreciation of ¥13 (approximately 11%) from ¥114 in the previous first half. As a result, net sales and income before income taxes for the first half were adversely affected by approximately ¥12.5 billion and ¥5.5 billion, respectively, compared with the previous first half.

In addition to the impact of the yen’s appreciation and sluggish growth in component demand for industrial use and digital consumer equipment, overseas sales in the solar energy business and sales by the Telecommunications Equipment Group decreased compared with the previous first half. Nonetheless, a contribution from Optrex Corporation (currently Kyocera Display Corporation), an LCD manufacturer, which became a consolidated subsidiary of Kyocera in February 2012, resulted in consolidated net sales for the first half of ¥608,431 million, up ¥4,163 million, or 0.7%, compared with ¥604,268 million in the previous first half.

Profit decreased compared with the previous first half due primarily to the recording at AVX Corporation, a U.S.-based subsidiary, of a charge of ¥21.3 billion for environmental remediation in New Bedford Harbor, Massachusetts in the U.S. and also to the impact of the yen’s appreciation. As a result, profit from operations decreased by ¥41,872 million, or 61.8%, to ¥25,891 million, compared with ¥67,763 million in the previous first half. Income before income taxes decreased by ¥39,833 million, or 52.7%, to ¥35,732 million, compared with ¥75,565 million in the previous first half, and net income attributable to shareholders of Kyocera Corporation decreased by ¥21,397 million, or 45.8%, to ¥25,371 million, compared with ¥46,768 million in the previous first half.

For details concerning the environmental remediation matter at AVX Corporation, please refer to page 8.

	Six months ended September 30,				Increase (Decrease)
	2011		2012
	Amount	%	Amount	%	Amount	%
	(Yen in millions, except per share amounts and exchange rates)
Net sales	¥604,268	100.0	¥608,431	100.0	¥4,163	0.7
Profit from operations	67,763	11.2	25,891	4.3	(41,872)	(61.8)
Income before income taxes	75,565	12.5	35,732	5.9	(39,833)	(52.7)
Net income attributable to shareholders of Kyocera Corporation	46,768	7.7	25,371	4.2	(21,397)	(45.8)
Diluted earnings per share attributable to shareholders of Kyocera Corporation	254.93	—	138.31	—	—	—
Average US$ exchange rate	80	—	79	—	—	—
Average Euro exchange rate	114	—	101	—	—	—

Consolidated Results by Reporting Segment

1) Fine Ceramic Parts Group

Component demand in the industrial machinery market, particularly for semiconductor fabrication equipment, and in the digital consumer equipment market, was sluggish compared with the previous first half. As a result, sales and operating profit in this reporting segment decreased compared with the previous first half.

2) Semiconductor Parts Group

Sales in this reporting segment increased compared with the previous first half due to growth in demand for ceramic packages for smartphones. Operating profit decreased compared with the previous first half, however, due mainly to stagnant demand for organic packages for server-related markets.

3) Applied Ceramic Products Group

Sales in the cutting tool business increased. Sales in the solar energy business decreased, however, due to a decline in demand in Europe combined with the impact of a decline in product prices worldwide and the yen’s appreciation. As a result, sales and operating profit in this reporting segment decreased compared with the previous first half.

4) Electronic Device Group

Sales in this reporting segment increased compared with the previous first half due primarily to the contribution of Kyocera Display Corporation. An operating loss was recorded, however, due to the recording of the environmental remediation charge at AVX Corporation.

5) Telecommunications Equipment Group

Despite strong sales of smartphones, sales in this reporting segment decreased compared with the previous first half due to a decline in sales volume of conventional mobile phone handsets compared with the previous first half. Operating profit increased compared with the previous first half, however, due to an improvement in product mix reflecting shrinkage in sales of low-priced models for overseas markets.

6) Information Equipment Group

Sales in key overseas markets increased on a local currency basis as a result of new product introductions and efforts to expand sales. Sales and operating profit in this reporting segment decreased compared with the previous first half, however, due to the considerable impact of the yen’s appreciation against the Euro.

7) Others

Sales in this reporting segment decreased compared with the previous first half due mainly to a decline in sales at Kyocera Chemical Corporation. Operating profit increased compared with the previous first half, however, due to cost reduction efforts.

Net Sales by Reporting Segment

	Six months ended September 30,				Increase (Decrease)
	2011		2012
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥41,981	7.0	¥38,399	6.3	¥(3,582)	(8.5)
Semiconductor Parts Group	81,754	13.5	82,483	13.6	729	0.9
Applied Ceramic Products Group	90,712	15.0	85,424	14.0	(5,288)	(5.8)
Electronic Device Group	115,830	19.2	140,815	23.1	24,985	21.6

Total Components Business	330,277	54.7	347,121	57.0	16,844	5.1
Telecommunications Equipment Group	90,024	14.9	84,333	13.9	(5,691)	(6.3)
Information Equipment Group	121,190	20.0	116,787	19.2	(4,403)	(3.6)

Total Equipment Business	211,214	34.9	201,120	33.1	(10,094)	(4.8)
Others	76,186	12.6	74,861	12.3	(1,325)	(1.7)
Adjustments and eliminations	(13,409)	(2.2)	(14,671)	(2.4)	(1,262)	—

Net sales	¥604,268	100.0	¥608,431	100.0	¥4,163	0.7

Operating Profit (Loss) by Reporting Segment
	Six months ended September 30,				Increase (Decrease)
	2011		2012
	Amount	%*	Amount	%*	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥7,268	17.3	¥4,535	11.8	¥(2,733)	(37.6)
Semiconductor Parts Group	17,873	21.9	13,862	16.8	(4,011)	(22.4)
Applied Ceramic Products Group	6,356	7.0	5,288	6.2	(1,068)	(16.8)
Electronic Device Group	17,623	15.2	(11,879)	—	(29,502)	—

Total Components Business	49,120	14.9	11,806	3.4	(37,314)	(76.0)
Telecommunications Equipment Group	326	0.4	801	0.9	475	145.7
Information Equipment Group	15,828	13.1	11,106	9.5	(4,722)	(29.8)

Total Equipment Business	16,154	7.6	11,907	5.9	(4,247)	(26.3)
Others	3,495	4.6	4,345	5.8	850	24.3

Operating profit	68,769	11.4	28,058	4.6	(40,711)	(59.2)
Corporate gains and Equity in earnings of affiliates and unconsolidated subsidiaries	7,359	—	8,136	—	777	10.6
Adjustments and eliminations	(563)	—	(462)	—	101	—

Income before income taxes	¥75,565	12.5	¥35,732	5.9	¥(39,833)	(52.7)

*	% to net sales of each corresponding segment

Net Sales by Geographic Area

1) Japan

Sales in Japan for the first half decreased slightly compared with the previous first half due primarily to a decline in sales volume of mobile phone handsets, despite the contribution of Kyocera Display Corporation and an increase in sales in the solar energy business.

2) Asia

Although demand for components for digital consumer equipment stagnated, sales in Asia for the first half increased compared with the previous first half due to the contribution of Kyocera Display Corporation.

3) United States of America

Sales in the United States of America for the first half increased compared with the previous first half due to the contribution of Kyocera Display Corporation, despite generally sluggish component demand.

4) Europe

Sales in Europe for the first half decreased compared with the previous first half due to a decline in demand in the solar energy business, and to a decline in sales by the Information Equipment Group as a result of the yen’s appreciation against the Euro.

5) Others

Sales in Others for the first half decreased compared with the previous first half due mainly to sluggish component demand.

	Six months ended September 30,				Increase (Decrease)
	2011		2012
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Japan	¥275,957	45.7	¥274,848	45.2	¥(1,109)	(0.4)
Asia	109,461	18.1	112,735	18.5	3,274	3.0
United States of America	85,876	14.2	100,724	16.6	14,848	17.3
Europe	103,604	17.1	93,226	15.3	(10,378)	(10.0)
Others	29,370	4.9	26,898	4.4	(2,472)	(8.4)

Net sales	¥604,268	100.0	¥608,431	100.0	¥4,163	0.7

(2) Consolidated Financial Condition

Consolidated Cash Flows

Cash and cash equivalents at September 30, 2012 decreased by ¥11,771 million to ¥261,517 million from ¥273,288 million at March 31, 2012.

1) Cash flows from operating activities

Net cash provided by operating activities in the first half increased by ¥8,117 million to ¥60,026 million from ¥51,909 million for the previous first half. This was due mainly to cash flow adjustments related to inventories and other non-current liabilities which exceeded a significant decrease in net income.

2) Cash flows from investing activities

Net cash used in investing activities in the first half increased by ¥11,590 million to ¥52,829 million from ¥41,239 million for the previous first half. This was due mainly to a decrease in withdrawal of time deposits and certificate of deposits as well as a decrease in proceeds from sales and maturities of available-for-sale securities which exceeded a decrease in acquisitions of businesses.

3) Cash flows from financing activities

Net cash used in financing activities in the first half decreased by ¥7,057 million to ¥12,279 million from ¥19,336 million for the previous first half. This was due mainly to decreases in payments of short-term borrowings and long-term debts as well as a decrease in dividends paid.

	Six months ended September 30,
	2011	2012
	(Yen in millions)
Cash flows from operating activities	¥51,909	¥60,026
Cash flows from investing activities	(41,239)	(52,829)
Cash flows from financing activities	(19,336)	(12,279)
Effect of exchange rate changes on cash and cash equivalents	(9,842)	(6,689)
Net decrease in cash and cash equivalents	(18,508)	(11,771)
Cash and cash equivalents at beginning of period	273,471	273,288
Cash and cash equivalents at end of period	¥254,963	¥261,517

(3) AVX Corporation Reached Settlement with the Environmental Protection Agency and Commonwealth of Massachusetts regarding the New Bedford Harbor Superfund Site

On October 10, 2012, AVX Corporation (AVX), a consolidated subsidiary of Kyocera Corporation in the United States, and the Environmental Protection Agency (EPA) announced that they had reached a financial settlement with respect to the EPA’s ongoing clean up of the New Bedford Harbor Superfund site in New Bedford, Massachusetts.

AVX’s involvement in this site arose from the operations of an alleged legal predecessor, Aerovox Corporation, which produced liquid filled capacitors adjacent to the harbor from the late 1930s through the early 1970s. Subsequent owners of the facility are dissolved or in bankruptcy. AVX itself never produced this type of capacitor, nor does it do so today.

Following legal action brought in 1983, AVX reached a settlement agreement with the United States and the Commonwealth of Massachusetts with respect to their claims relating to harbor clean up and alleged natural resource damages in 1992. That agreement was contained in a Consent Decree whereby AVX paid $72 million, including interest, toward the harbor clean up and natural resource damages. That agreement included reopener provisions allowing the EPA to institute new proceedings against AVX, including the right to seek to have AVX perform or pay for additional clean up under certain circumstances.

On April 18, 2012, the EPA issued to AVX a Unilateral Administrative Order directing AVX to perform the remainder of the harbor clean up, invoking the clean up reopeners described above.

After settlement negotiations, including mediation, between the parties, the current agreement with the EPA and the Commonwealth of Massachusetts was reached whereby AVX will pay $366 million, plus interest computed from August 1, 2012, in three installments over a two-year period for use by the EPA and the Commonwealth to complete the clean up of the harbor, and the EPA will withdraw the Unilateral Administrative Order.

The recent agreement is contained in a Supplemental Consent Decree that modifies certain provisions of the 1992 Consent Decree, including elimination of the governments’ right to invoke the clean up reopener provisions in the future. The EPA filed the Supplemental Consent Decree in the United States District Court for the District of Massachusetts on October 10, 2012. A 30-day public comment period is planned. The settlement requires approval by the United States District Court before becoming final.

AVX recorded a charge of ¥21,300 million ($266 million) with respect to this matter for the six months ended September 30, 2012 in addition to a charge of ¥7,900 million ($100 million) recorded in the year ended March 31, 2012. Kyocera included this charge in selling, general and administrative expenses in the consolidated statement of income for the six months ended September 30, 2012.

(4) Consolidated Financial Forecasts for the Year Ending March 31, 2013

From the third quarter (October 1 to December 31, 2012) onward, Kyocera expects an expansion of solar energy business in the Japanese market. Kyocera, however, also anticipates heightened future uncertainty in the Chinese market and prolonged stagnation in the European economy.

Based on these expectations, Kyocera has revised its consolidated financial forecasts for the year ending March 31, 2013 (“fiscal 2013”) announced in August 2012, as shown below. Financial forecasts for each reporting segment have also been revised, as shown on page 10.

Kyocera has also revised its forecasts of average exchange rates for the six months ending March 31, 2013 from the projections announced in August, from ¥78 to ¥79 against the U.S. dollar and from ¥95 to ¥101 against the Euro. As a result, full-year forecasts of average exchange rates for fiscal 2013 have been revised to ¥79 to the U.S. dollar and ¥101 to the Euro.

Kyocera will strive to improve performance by increasing sales, and will do so by taking advantage of business opportunities in the growing solar energy market in Japan and by aggressively introducing new products, primarily including smartphones. In addition, Kyocera aims to achieve its consolidated financial forecasts by reducing manufacturing costs and boosting productivity in each business.

	Results for the year ended March 31, 2012		Forecasts for the year ending March 31, 2013 announced on				Increase (Decrease) to Results
			August 1, 2012 (Previous)		October 31, 2012 (Revised)
	Amount	%	Amount	%	Amount	%	%
	(Yen in millions, except exchange rates)
Net sales	¥1,190,870	100.0	¥1,370,000	100.0	¥1,320,000	100.0	10.8
Profit from operations	97,675	8.2	118,700	8.7	100,000	7.6	2.4
Income before income taxes	114,893	9.6	129,900	9.5	115,000	8.7	0.1
Net income attributable to shareholders of Kyocera Corporation	79,357	6.7	86,400	6.3	75,000	5.7	(5.5)
Average US$ exchange rate	79	—	79	—	79	—	—
Average Euro exchange rate	109	—	97	—	101	—	—

Net Sales by Reporting Segment

	Results for the year ended March 31, 2012		Forecasts for the year ending March 31, 2013 announced on				Increase (Decrease) to Results
			April 26, 2012 (Previous)		October 31, 2012 (Revised)
	Amount	%	Amount	%	Amount	%	%
	(Yen in millions)
Fine Ceramic Parts Group	¥80,372	6.7	¥90,000	6.6	¥77,000	5.8	(4.2)
Semiconductor Parts Group	153,420	12.9	180,000	13.1	170,000	12.9	10.8
Applied Ceramic Products Group	179,784	15.1	220,000	16.1	210,000	15.9	16.8
Electronic Device Group	228,721	19.2	310,000	22.6	284,000	21.5	24.2

Total Components Business	642,297	53.9	800,000	58.4	741,000	56.1	15.4
Telecommunications Equipment Group	178,669	15.0	180,000	13.1	201,000	15.2	12.5
Information Equipment Group	243,457	20.4	259,000	18.9	241,000	18.3	(1.0)

Total Equipment Business	422,126	35.4	439,000	32.0	442,000	33.5	4.7
Others	151,987	12.8	160,000	11.7	164,000	12.4	7.9
Adjustments and eliminations	(25,540)	(2.1)	(29,000)	(2.1)	(27,000)	(2.0)	—

Net sales	¥1,190,870	100.0	¥1,370,000	100.0	¥1,320,000	100.0	10.8

Operating Profit by Reporting Segment
	Results for the year ended March 31, 2012		Forecasts for the year ending March 31, 2013 announced on				Increase (Decrease) to Results
			August 1, 2012 (Previous)		October 31, 2012 (Revised)
	Amount	%*	Amount	%*	Amount	%*	%
	(Yen in millions)
Fine Ceramic Parts Group	¥12,622	15.7	¥14,100	15.7	¥10,300	13.4	(18.4)
Semiconductor Parts Group	27,754	18.1	32,600	18.1	30,000	17.6	8.1
Applied Ceramic Products Group	6,459	3.6	17,000	7.7	17,600	8.4	172.5
Electronic Device Group	16,036	7.0	5,700	1.8	2,500	0.9	(84.4)

Total Components Business	62,871	9.8	69,400	8.7	60,400	8.2	(3.9)
Telecommunications Equipment Group	1,469	0.8	9,000	5.0	6,200	3.1	322.1
Information Equipment Group	29,451	12.1	29,500	11.4	21,000	8.7	(28.7)

Total Equipment Business	30,920	7.3	38,500	8.8	27,200	6.2	(12.0)
Others	8,054	5.3	10,000	6.3	11,500	7.0	42.8

Operating profit	101,845	8.6	117,900	8.6	99,100	7.5	(2.7)
Corporate and others	13,048	—	12,000	—	15,900	—	21.9

Income before income taxes	¥114,893	9.6	¥129,900	9.5	¥115,000	8.7	0.1

* % to net sales of each corresponding segment

Note: Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to the following:

(1)	General economic conditions in our markets, which are primarily Japan, North America, Europe and Asia;

(2)	Economic, political and legal conditions and unexpected changes therein in countries or areas where we operate;

(3)	Factors that may affect our exports, including a strong yen, political and economic instability, customs, and inadequate protection of our intellectual property;

(4)	Fluctuation in exchange rates that may affect the value of our foreign assets or the prices of our products;

(5)	Intensified competition in product pricing, technological innovation, R&D activities, product quality and speed of delivery;

(6)	Manufacturing delays or defects resulting from outsourcing or internal manufacturing processes;

(7)	Shortages and rising costs of electricity affecting our production and sales activities;

(8)	The possibility that expansion of production capacity and in-process R&D activities may not produce the desired results;

(9)	The possibility that companies or assets acquired by us may not produce the returns or benefits, or bring in business opportunities, which we expect;

(10)	Inability to secure skilled employees, particularly engineering and technical personnel;

(11)	The possibility of divulgence of our trade secrets and infringement of our intellectual property rights;

(12)	The possibility that we may receive notice of claims of infringement of other parties’ intellectual property rights and claims for royalty payments;

(13)	Increases in our environmental liability and in costs and expenses required to observe obligations imposed by environmental laws and regulations in Japan and other countries;

(14)	Unintentional conflict with laws and regulations or newly enacted laws and regulations may limit our business operations;

(15)	Events that may negatively impact our markets or supply chain, including terrorist acts, plague, war and similar events;

(16)	Earthquakes and other related natural disasters affecting our operational facilities and our markets or supply chain, as well as social and economic infrastructure;

(17)	Exposure to difficulties in collection of trade receivables due to customers’ worsening financial condition;

(18)	The possibility of recognition of impairment losses on investment securities held by us due to declines in their value;

(19)	The possibility that we may record impairment losses on long-lived assets, goodwill and intangible assets;

(20)	The possibility that deferred tax assets may not be realized or additional liabilities for unrecognized tax benefits may be incurred; and

(21)	Changes in accounting principles.

Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial condition to be materially different from any future results, performance, achievements or financial condition expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

2. OTHER INFORMATION

Changes in accounting policies

Recently Adopted Accounting Standards

On April 1, 2012, Kyocera adopted the Financial Accounting Standards Board (FASB)’s Accounting Standards Update (ASU) No. 2011-05, “Presentation of Comprehensive Income” and ASU No. 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05.” ASU No. 2011-05 requires entities to present net income and other comprehensive income in either a single continuous statement or in two separate, but consecutive, statements of net income and other comprehensive income. It eliminates the current option to present the components of other comprehensive income as part of the statement of equity. ASU No. 2011-05 also requires reclassification adjustments and the effect of those adjustments on net income and other comprehensive income to be disclosed on the face of financial statements, however, the effective date of this requirement is deferred indefinitely by ASU No. 2011-12. As these accounting standards are a provision for presentation, the adoption of these accounting standards did not have an impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

On April 1, 2012, Kyocera adopted the FASB’s ASU No. 2011-08, “Testing Goodwill for Impairment.” This accounting standard permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. An entity is not required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount. As this accounting standard does not actually change how the impairment would be calculated, the adoption of this accounting standard did not have an impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

3. CONSOLIDATED FINANCIAL STATEMENTS

(1) Consolidated Balance Sheets (Unaudited)

	March 31, 2012		September 30, 2012		Increase (Decrease)
	Amount	%	Amount	%
	(Yen in millions)
Current assets:
Cash and cash equivalents	¥273,288		¥261,517		¥(11,771)
Short-term investments in debt and equity securities	47,175		51,491		4,316
Other short-term investments	158,765		173,565		14,800
Trade notes receivables	19,349		20,623		1,274
Trade accounts receivables	225,578		225,379		(199)
Less allowances for doubtful accounts and sales returns	(4,583)		(4,334)		249
Inventories	270,336		275,728		5,392
Advance payments	68,685		67,075		(1,610)
Deferred income taxes	45,049		40,501		(4,548)
Other current assets	40,961		42,132		1,171

Total current assets	1,144,603	57.4	1,153,677	56.7	9,074

Non-current assets:
Investments and advances:
Long-term investments in debt and equity securities	372,779		416,063		43,284
Other long-term investments	19,098		13,827		(5,271)

Total investments and advances	391,877	19.6	429,890	21.1	38,013

Property, plant and equipment:
Land	60,600		60,067		(533)
Buildings	301,911		299,459		(2,452)
Machinery and equipment	719,146		726,944		7,798
Construction in progress	17,035		13,849		(3,186)
Less accumulated depreciation	(838,155)		(844,253)		(6,098)

Total property, plant and equipment	260,537	13.1	256,066	12.6	(4,471)

Goodwill	89,039	4.5	86,495	4.2	(2,544)
Intangible assets	49,653	2.5	45,888	2.3	(3,765)
Other assets	58,394	2.9	62,843	3.1	4,449

Total non-current assets	849,500	42.6	881,182	43.3	31,682

Total assets	¥1,994,103	100.0	¥2,034,859	100.0	¥40,756

	March 31, 2012		September 30, 2012		Increase (Decrease)
	Amount	%	Amount	%
	(Yen in millions)
Current liabilities:
Short-term borrowings	¥4,062		¥5,986		¥1,924
Current portion of long-term debt	10,610		8,930		(1,680)
Trade notes and accounts payable	102,699		107,477		4,778
Other notes and accounts payable	60,993		50,790		(10,203)
Accrued payroll and bonus	49,880		50,537		657
Accrued income taxes	13,496		16,225		2,729
Other accrued liabilities	29,940		34,405		4,465
Other current liabilities	29,368		23,557		(5,811)

Total current liabilities	301,048	15.1	297,907	14.6	(3,141)

Non-current liabilities:
Long-term debt	21,197		19,009		(2,188)
Accrued pension and severance liabilities	32,441		30,177		(2,264)
Deferred income taxes	90,179		103,830		13,651
Other non-current liabilities	14,997		35,074		20,077

Total non-current liabilities	158,814	8.0	188,090	9.3	29,276

Total liabilities	459,862	23.1	485,997	23.9	26,135

Kyocera Corporation shareholders’ equity:
Common stock	115,703		115,703		—
Additional paid-in capital	162,617		162,894		277
Retained earnings	1,324,052		1,338,416		14,364
Accumulated other comprehensive income	(81,639)		(75,946)		5,693
Treasury stock, at cost	(51,228)		(51,240)		(12)

Total Kyocera Corporation shareholders’ equity	1,469,505	73.7	1,489,827	73.2	20,322

Noncontrolling interests	64,736	3.2	59,035	2.9	(5,701)

Total equity	1,534,241	76.9	1,548,862	76.1	14,621

Total liabilities and equity	¥1,994,103	100.0	¥2,034,859	100.0	¥40,756

Note: Accumulated other comprehensive income is as follows:

	March 31, 2012		September 30, 2012		Increase (Decrease)
		(Yen in millions)
Net unrealized gains on securities		¥40,735		¥65,756	¥25,021
Net unrealized losses on derivative financial instruments		(70)		(3)	67
Pension adjustments		(12,290)		(12,720)	(430)
Foreign currency translation adjustments		(110,014)		(128,979)	(18,965)

Total		¥(81,639)		¥(75,946)	¥5,693

(2) Consolidated Statements of Income and Comprehensive Income (Unaudited)

Consolidated Statements of Income

	Six months ended September 30,				Increase (Decrease)
	2011		2012
	Amount	%	Amount	%	Amount	%
	(Yen in millions and shares in thousands, except per share amounts)
Net sales	¥604,268	100.0	¥608,431	100.0	¥4,163	0.7
Cost of sales	427,322	70.7	451,798	74.3	24,476	5.7

Gross profit	176,946	29.3	156,633	25.7	(20,313)	(11.5)
Selling, general and administrative expenses	109,183	18.1	130,742	21.4	21,559	19.7

Profit from operations	67,763	11.2	25,891	4.3	(41,872)	(61.8)
Other income (expenses):
Interest and dividend income	7,011	1.2	7,305	1.2	294	4.2
Interest expense	(1,016)	(0.2)	(861)	(0.2)	155	—
Foreign currency transaction gains, net	1,885	0.3	2,350	0.4	465	24.7
Other, net	(78)	(0.0)	1,047	0.2	1,125	—

Total other income (expenses)	7,802	1.3	9,841	1.6	2,039	26.1

Income before income taxes	75,565	12.5	35,732	5.9	(39,833)	(52.7)
Income taxes	24,838	4.1	11,877	2.0	(12,961)	(52.2)

Net income	50,727	8.4	23,855	3.9	(26,872)	(53.0)
Net income attributable to noncontrolling interests	(3,959)	(0.7)	1,516	0.3	5,475	—

Net income attributable to shareholders of Kyocera Corporation	¥46,768	7.7	¥25,371	4.2	¥(21,397)	(45.8)

Earnings per share:
Net income attributable to shareholders of Kyocera Corporation:
Basic	¥254.93		¥138.31
Diluted	254.93		138.31
Average number of shares of common stock outstanding:
Basic	183,457		183,443
Diluted	183,457		183,443

Note:

Basic earnings per share attributable to shareholders of Kyocera Corporation was computed based on the average number of shares of common stock outstanding during each period, and diluted earnings per share attributable to shareholders of Kyocera Corporation was computed based on the diluted average number of shares of stock outstanding during each period.

Consolidated Statements of Comprehensive Income

	Six months ended September 30,		Increase (Decrease)
	2011	2012
	Amount	Amount	Amount
	(Yen in millions)
Net income	¥50,727	¥23,855	¥(26,872)

Other comprehensive income (loss)—net of taxes
Net unrealized gains on securities	3,807	25,009	21,202
Net unrealized gains on derivative financial instruments	54	100	46
Pension adjustments	(488)	(404)	84
Foreign currency translation adjustments	(30,926)	(21,446)	9,480

Total other comprehensive income (loss)	(27,553)	3,259	30,812

Comprehensive income	23,174	27,114	3,940
Comprehensive income attributable to noncontrolling interests	106	4,123	4,017

Comprehensive income attributable to shareholders of Kyocera Corporation	¥23,280	¥31,237	¥7,957

(3) Cautionary Statement for Premise of a Going Concern

None.

(4) Cautionary Statement for Significant Changes in Equity

None.

October 31, 2012

To All Persons Concerned

Name of Company Listed:	Kyocera Corporation

Name of Representative:	Tetsuo Kuba, President and Director

(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)

Person for inquiry:	Shoichi Aoki Director, Managing Executive Officer and General Manager of Corporate Financial and Business Systems Administration Group (Tel: +81-75-604-3500)

Revision of Consolidated Financial Forecasts for the Year Ending March 31, 2013

This is to advise you that the consolidated financial forecasts for the year ending March 31, 2013 (“fiscal 2013”), which was announced on August 1, 2012, is revised as set forth below, taking into consideration of the first six months performance of the Company ended September 30, 2012 and the business environment for the second half of fiscal 2013 (October 1, 2012 to March 31, 2013) :

1. Revision of consolidated financial forecasts for fiscal 2013

(Yen in millions, except per share amounts)

	Net sales	Profit from operations	Income before income taxes	Net income attributable to shareholders of Kyocera Corporation	Earnings per share attributable to shareholders of Kyocera Corporation
Forecast previously published (A)	1,370,000	118,700	129,900	86,400	470.99
Revision made (B)	1,320,000	100,000	115,000	75,000	408.85
Amount of decrease (B - A)	-50,000	-18,700	-14,900	-11,400	—
Ratio of decrease (%)	-3.6	-15.8	-11.5	-13.2	—
(c.f.) Results for previous fiscal year (Annual Period ended March 31, 2012)	1,190,870	97,675	114,893	79,357	432.58

2. Reason for revision

From the third quarter (October 1 to December 31, 2012) onward, Kyocera expects an expansion of solar energy business in the Japanese market. Kyocera, however, also anticipates heightened future uncertainty in the Chinese market and prolonged stagnation in the European economy.

Based on these expectations, Kyocera has revised its consolidated financial forecasts for fiscal 2013 announced in August 2012.

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Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to the following:

(1)	General economic conditions in our markets, which are primarily Japan, North America, Europe and Asia;

(2)	Economic, political and legal conditions and unexpected changes therein in countries or areas where we operate;

(3)	Factors that may affect our exports, including a strong yen, political and economic instability, customs, and inadequate protection of our intellectual property;

(4)	Fluctuation in exchange rates that may affect the value of our foreign assets or the prices of our products;

(5)	Intensified competition in product pricing, technological innovation, R&D activities, product quality and speed of delivery;

(6)	Manufacturing delays or defects resulting from outsourcing or internal manufacturing processes;

(7)	Shortages and rising costs of electricity affecting our production and sales activities;

(8)	The possibility that expansion of production capacity and in-process R&D activities may not produce the desired results;

(9)	The possibility that companies or assets acquired by us may not produce the returns or benefits, or bring in business opportunities, which we expect;

(10)	Inability to secure skilled employees, particularly engineering and technical personnel;

(11)	The possibility of divulgence of our trade secrets and infringement of our intellectual property rights;

(12)	The possibility that we may receive notice of claims of infringement of other parties’ intellectual property rights and claims for royalty payments;

(13)	Increases in our environmental liability and in costs and expenses required to observe obligations imposed by environmental laws and regulations in Japan and other countries;

(14)	Unintentional conflict with laws and regulations or newly enacted laws and regulations may limit our business operations;

(15)	Events that may negatively impact our markets or supply chain, including terrorist acts, plague, war and similar events;

(16)	Earthquakes and other related natural disasters affecting our operational facilities and our markets or supply chain, as well as social and economic infrastructure;

(17)	Exposure to difficulties in collection of trade receivables due to customers’ worsening financial condition;

(18)	The possibility of recognition of impairment losses on investment securities held by us due to declines in their value;

(19)	The possibility that we may record impairment losses on long-lived assets, goodwill and intangible assets;

(20)	The possibility that deferred tax assets may not be realized or additional liabilities for unrecognized tax benefits may be incurred; and

(21)	Changes in accounting principles.

Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial condition to be materially different from any future results, performance, achievements or financial condition expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

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